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                                                                    EXHIBIT 99.2

                                 HOLLINGER INC.

 U.S. FEDERAL JUDGE GRANTS HOLLINGER INC.'S MOTION TO VACATE PORTIONS OF COURT
     ORDER LIMITING INC.'S RIGHTS AS SHAREHOLDER OF HOLLINGER INTERNATIONAL

Toronto, Canada, March 1, 2004 - Hollinger Inc. (TSX: HLG.C; HLG.PR.B; HLG.PR.C) said today that U.S. District Court Judge Blanche Manning had granted Hollinger Inc.'s motions to intervene in the U.S. Securities and Exchange Commission's lawsuit against Hollinger International and to vacate portions of the order entered in that suit, which restricted Hollinger Inc.'s voting rights to elect or remove directors of Hollinger International.

In response to the court's decision, the company issued the following statement:
"We are pleased that Judge Manning has upheld our right to intervene in this matter and to protect our rights as a shareholder. Judge Manning found that Hollinger Inc. should have been given notice of this action before the order was entered on an emergency basis and that the SEC failed to inform the court that its order could limit our voting rights. The Judge's decision to vacate the order will allow us to appropriately protect our rights as the majority shareholder of Hollinger International."

In her ruling today, Judge Manning said that she would stay entry of her Order until the parties to the matter have had the opportunity to fully brief and be heard on whether the facts warrant the impediments imposed on Inc.'s voting rights by the original Order.

The Court Order challenged by Hollinger Inc. was sought by the U.S. Securities and Exchange Commission in the U.S. District Court for the Northern District of Illinois and consented to by Hollinger International on January 16. Hollinger Inc. filed a motion to intervene in the matter on January 23 and filed a motion to vacate portions of the Order on January 26. Hollinger Inc. sought to vacate only those aspects of the order that limited its rights as a shareholder and did not seek to vacate aspects of the Order that maintain the Special Committee of the Hollinger International board of directors.

Hollinger's principal asset is its approximately 72.4% voting and 30.0% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media Contact:

Jim Badenhausen
646-805-2006                                                www.hollingerinc.com